SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          Schedule 13G

            Under the Securities Exchange Act of 1934

                       (Amendment No. 16)



      		 ENERGY WEST, INCORPORATED
           		(Name of Issuer)



     		Common Stock - Par Value $0.15
    		(Title of Class of Securities)



          		 390406 10 6
           		(CUSIP Number)



           		April 16, 2004
    (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      Rule 13d-1(b)
      Rule 13d-1(c)
     /X/  Rule 13d-1(d)

CUSIP NO. 390406 10 6

1.   Name of reporting persons   Ian B. Davidson
     I.R.S. Identification Nos. of above persons (entities only)

2.   Check the appropriate box if a member of a group

          (a)
          (b)

3.   SEC use only

4.   Citizenship or place of organization  United States
Number of shares beneficially owned by each reporting person with

     5.   Sole voting power   0

6.   Shared voting power 6,000  (See Exhibit A)
7.   Sole dispositive power   0
8.   Shared dispositive power 6,000  (See Exhibit A)
9.   Aggregate amount beneficially owned by each reporting person
     6,000

10.  Check if the aggregate amount in Row (9) excludes certain
shares     /X/  (See Exhibit A)
11. Percent of class represented by amount in Row 9 0.2% based upon 2,595,641 shares outstanding as of December 31, 2003, as reported in the Form 10Q of Energy West Incorporated for the quarter ended December 31, 2003.

12.  Type of reporting person   IN

Item 1(a).     Name of issuer:  Energy West, Incorporated

Item 1(b).     Address of issuer's principal executive offices: 1
First Avenue South, 1 River Park Tower, Great Falls, Montana
59403

Item 2(a).     Names of person filing:  Ian B. Davidson

Item 2(b).     Address of principal business office:  8 Third
Street North, Great Falls, Montana  59403.

Item 2(c).     Citizenship:  United States

Item 2(d).     Title of class of securities:  Common- Par Value
$0.15

Item 2(e).     CUSIP No.:390406 10 6

Item 3.If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

       Not Applicable

Item 4.Ownership

       (a)    Amount beneficially owned:   6,000
       (b)    Percent of class: 0.2%
       (c)    Number of shares as to which the person has:
       (i)    Sole power to vote or to direct the vote: 0
       (ii)   Shared power to vote or to direct the vote: 6,000
       (iii) Sole power to dispose or to direct the disposition of: 0
       (iv) Shared power to dispose or to direct the disposition of: 6,000


Item 5.Ownership of 5 percent or Less of a Class

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Item 6.Ownership of More than 5 Percent on Behalf of Another
       Person

       Not Applicable

Item 7.Identification and Classification of the Subsidiary Which
       Acquired the Security Being Reported on by the Parent
       Holding Company or Control Person

       Not Applicable



Item 8.Identification and Classification of Members of the Group

       Not Applicable

Item 9.Notice of Dissolution of Group

       Not Applicable

Item 10.    Certifications

       Not applicable

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2004

                                   /s/ Ian B. Davidson
                                   Signature

                                   Ian B. Davidson
                                   Name/Title



                                                        Exhibit A



     Mr. Davidson and his adult son Andrew Davidson share investment discretion with respect to three Charitable Remainder Trusts established by Mr. Davidson and his wife Nancy for their three adult children ("CR Trusts"). Each of the CR Trusts owns 2,000 shares of Energy West, Incorporated. Mr. Davidson acknowledges beneficial ownership of the aggregate 6,000 shares held by the CR Trusts.

     Mr. Davidson has not included and disclaims beneficial ownership of any shares held by his adult children and shares held by trusts for which his grandchildren are the beneficiaries.

     Mr. Davidson has not included and disclaims beneficial ownership of any shares held in the proprietary trading account of D.A. Davidson & Co. acting as a dealer in its capacity as a market maker in Energy West, Incorporated common stock.